DC

No Act
P.E. 11-30-06

DIVISION OF
CORPORATION FINANCE [redacted]

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

07043056

January 18, 2007

John T. Bostelman
Sullivan & Cromwell LLP
125 Broad Street
New York, NY 10004-2498

Act: 1934
Section: ______
Rule: 14a-8
Public
Availability: 1-18-2007

Re: AT&T Inc.
Incoming letter dated November 30, 2006

Dear Mr. Bostelman:

This is in response to your letter dated November 30, 2006 concerning the shareholder proposal submitted to AT&T Inc. by the TelCo Retirees Association, Inc. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

RECD S.E.C.
JAN 1 9 2007
1086

Sincerely,

David Lynn
Chief Counsel

Enclosures

cc: Sumner K. Emery
President
TelCo Retirees Association, Inc.
P.O. Box 600067
San Diego, CA 92160-0067

PROCESSED
FEB 06 2007
THOMSON
FINANCIAL

SULLIVAN & CROMWELL LLP

TELEPHONE: 1-212-558-4000
FACSIMILE: 1-212-558-3588
WWW.SULLCROM.COM

125 Broad Street
New York, NY 10004-2498

LOS ANGELES • PALO ALTO • WASHINGTON, D.C.
FRANKFURT • LONDON • PARIS
BEIJING • HONG KONG • TOKYO
MELBOURNE • SYDNEY

1934 Act/ Rule 14a-8

November 30, 2006

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: AT&T, Inc. 2007 Annual Meeting – TelCo Retirees Association Shareholder Proposal

Ladies and Gentlemen:

This statement and the material enclosed herewith are submitted on behalf of our client, AT&T Inc. (the "Corporation"), formerly known as SBC Communications Inc., pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). We hereby give notice that the Corporation intends to omit from the proxy statement for its 2007 Annual Meeting of Stockholders (the "Proxy Statement") the stockholder proposal (the "Proposal") and its supporting statement (the "Supporting Statement") submitted to the Corporation by the TelCo Retirees Association, Inc.

The Proposal

On October 10, 2006, the Corporation received a proposal from Sumner K. Emery, President of TelCo Retirees Association, Inc., dated October 9, 2006, regarding the adoption of an amendment to the Corporation's Bylaws to permit election of directors by a majority vote.[1] Pursuant to Rule 14a-8(j), enclosed are six copies of each of: this

[1] The relevant text of the proposal is provided below, and a copy of the Proposal and its Supporting Statement is attached to this letter as Exhibit A.

statement and the Proponent's letter submitting the Proposal. A copy of this letter and related cover letter are being mailed concurrently to Mr. Emery, advising him of AT&T's intention to omit the Proposals from its proxy materials for the 2007 Annual Meeting.

Reasons the Proposal May Be Omitted from the 2007 Proxy Statement

The text of the Proposal reads: "Resolved, the shareholders of AT&T hereby request that the Board of Directors initiate the appropriate process to amend the Company's governance documents (certificate of incorporation or bylaws) to provide that directors shall be elected by the affirmative vote of the majority of shares represented in person or by proxy, provided that if the number of nominees exceeds the number of directors to be elected, then the directors shall be elected by a plurality of the shares represented."

The Corporation May Exclude the Proposal under Rule 14a-8(i)(10) Because it Has Substantially Implemented the Proposal.

Rule 14a-8(i)(10) permits a company to omit a proposal from its proxy statement if the company has "already substantially implemented the proposal." We believe the Corporation may omit the Proposal from its Proxy Statement under Rule 14a-8(i)(10) because the Corporation has already implemented amendments to its Bylaws nearly identical to the course of action proposed.

The Proposal requests the Board to provide for election of directors by "the affirmative vote of the majority of shares represented in person or by proxy, provided that if the number of nominees exceeds the number of directors to be elected, then the directors shall be elected by a plurality of the shares represented." As disclosed in the Corporation's Current Report on Form 8-K filed with the Securities and Exchange Commission (the "Commission") on November 20, 2006, the Board on November 17, 2006, amended Section 6 of its Bylaws to replace the plurality voting standard for the election of Directors with a majority voting standard. The Amended Bylaws provide that "in an election of Directors, each Director shall be elected by the vote of the majority of the votes cast with respect to that Director's election. If a nominee for Director is not elected and the nominee is an incumbent Director, the Director shall promptly tender his or her resignation to the Board of Directors, subject to acceptance by the Board of Directors."[2]

While we believe the Corporation's Amended Bylaws give full effect to the substantive provisions of the Proposal—and in fact are nearly identical to the Proposal—the Commission has indicated that the proposal need not be "fully effected" by the company in order to meet the "substantially implemented" standard. See Securities Act Release

[2] A copy of the Amended Bylaws is attached to this letter as Exhibit B.

No. 34-20091 (August 16, 1983). Moreover, the Staff does not require a company to implement every aspect of a proposal; "substantial implementation" requires only that the company's actions "satisfactorily address the underlying concerns of the proposal." Masco Corp. (March 29, 1999). In our view, the Director Election provision of the Corporation's Amended Bylaws at least substantially, if not fully, implements the Proposal. See also Entergy, Inc. (January 31, 2006) (where the Staff found that a proposal to adopt a "simple majority vote" on issues subject to shareholder vote was excludable when the company had previously amended its bylaws to have the same effect as the proposal).

First, the Director election provision of the Amended Bylaws expressly and fully implements the majority voting provision required by the Proposal. The Certificate of Incorporation contains no voting standard, so the Amended Bylaws fully control the matter.

Second, the Proposal provides that "if the number of nominees exceeds the number of directors to be elected, then the directors shall be elected by a vote of a plurality of the shares represented." Again, the Amended Bylaws precisely implement this provision, and the plurality voting standard applies only in uncontested elections: "If the number of persons properly nominated for election as Directors . . . shall exceed the number of Directors to be elected, then the Directors will be elected by a plurality of the votes cast." Consequently, the Corporation has substantially, in fact fully, implemented this provision of the Proposal.

Third, the Supporting Statement "asks the Board to amend the Company's bylaws to require that at least in uncontested elections, nominees must receive a majority of the votes cast in order to be elected or re-elected." The Amended Bylaws satisfy this request by implementing a majority voting standard pertaining to both Director elections and re-elections.

Fourth, the Supporting Statement asserts that "the Board should address the status of incumbent director nominees who fail to receive a majority vote, but whose absence would cause the Company to violate an exchange listing." The Amended Bylaws require that an incumbent Director who does not receive a majority vote tender his or her resignation. In the absence of such a requirement, under the Delaware General Corporation Law ("DGCL") §141(b), an incumbent Director who was not re-elected would continue in office as a holdover Director. The resignation feature is intended to further the purpose of ensuring that all Directors have been elected by majority vote. The Proposal does not contain a resignation requirement, but its Supporting Statement articulates the "underlying concern" that regulatory problems may arise because of a vacant Board position. The resignation requirement of the Amended Bylaws addresses this underlying concern. As such, the Corporation has substantially implemented—if not exceeded—this provision of the Proposal. See Masco, Inc. (March 29, 1999).

Accordingly, the Corporation's Amended Bylaws give full effect to the significant components of the Proposal, as reflected in both its resolution and Supporting Statement. Moreover, the Amended Bylaws address the underlying concerns of the Proposal, to the extent these concerns are reflected in the Supporting Statement. Therefore, we believe we may omit the Proposal under Rule 14a-8(i)(10) because it has been substantially implemented.

The Corporation May Omit Certain Portions of the Supporting Statement Pursuant to Rule 14a-8(i)(3) To The Extent It Contains False and Misleading Statements in Violation of Rule 14a-9.

Rule 14a-8(i)(3) provides that a company may exclude a stockholder proposal if the proposal or its supporting statement "is contrary to any of the Commission's proxy rules," including the Rule 14a-9 prohibition on materially false or misleading statements in proxy materials. We believe that the Corporation may omit certain portions of the Proposal pursuant to Rule 14a-8(i)(3) because the Supporting Statement contains materially false and misleading statements in violation of Rule 14a-9. Staff Legal Bulletin 14B (CF), Part B.4. (Sept. 15, 2004), ("SLB 14B") permits exclusion of proposals under Rule 14a-8(i)(3) where "the company demonstrates objectively that a factual statement is materially false or misleading."

The Supporting Statement assertion that "Our Company currently uses the plurality vote standard to elect directors," is false and misleading within the meaning of Rule 14a-9. As discussed above, the Corporation's Amended Bylaws replace plurality voting for Directors with a majority voting standard. Plurality voting under the Amended Bylaws applies only in contested elections, i.e., when the number of candidates for Director exceeds the number of positions available; the Proposal itself acknowledges the necessity of a plurality vote in these circumstances. Consequently, the Proponent's statement regarding the plurality standard is false and misleading insofar as it makes a blanket statement regarding the general use of a plurality voting standard in Director elections. Although a plurality standard is employed in contested Director elections, the statement suggests that the plurality standard is the sole standard applicable in all Director elections. Therefore, because this statement is false and misleading under the definition provided by SLB 14B, we believe the Corporation may omit it from its Proxy Statement.

* * *

For the reasons set forth above, on behalf of the Corporation, we ask the Staff to recommend to the Commission that no action be taken if the Proposal is omitted from the Corporation's Proxy Statement. Please acknowledge receipt of this letter by date-stamping and returning the extra enclosed copy of this letter in the enclosed self-addressed envelope. If the Staff does not concur that the Corporation may exclude the

Proposal, we respectfully request, on behalf of the Corporation, that the decision be promptly appealed to the full Commission for reconsideration, and that we be promptly notified of that appeal.

The Proponent is requested to copy the undersigned on any response it may choose to make to the Staff. I may be contacted regarding this letter at (212) 558-3840, or via fax at (212) 558-3588.

Sincerely,

John T. Bostelman

John T. Bostelman JTB|JGT

cc: Sumner K. Emery, President
TelCo Retirees Association, Inc.

NY12529:406036.3

EXHIBIT A

TelCo Retirees Association, Inc
United for a Secure Future
P.O. Box 600067 San Diego, CA 92160-0067

October 9, 2006

RECEIVED
OCT 10 2006
CORPORATE SECRETARY'S OFFICE

Ann E. Meuleman
Senior Vice President and Secretary
AT&T, Inc.
175 E. Houston
San Antonio, TX 78205

Dear Ms. Meuleman:

We hereby submit the attached stockholder proposal for inclusion in the Company's 2007 proxy statement as provided under Securities & Exchange Commission Rule 14a-8.

Our resolution requests that the Board of Directors initiate the appropriate process to amend the Company's governance documents (certificate of incorporation or bylaws) to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders.

As indicated above the attached resolution, the corporation has continuously held a qualifying number of shares for more than one year. We intend to continue to own these shares and to attend the next AT&T, Inc. annual meeting to introduce and speak in favor of our stockholder resolution.

Thank you in advance for including our proposal in the Company's next annual proxy statement. If you have any questions or need any additional information from us, please do not hesitate to contact us in writing.

Sincerely yours,

Sumner K. Emery

Sumner K. Emery, President
TelCo Retirees Association, Inc.

Attachments

Majority Vote Standard for Director Elections

The TelCo Retirees Association, Inc., P.O. Box 600067, San Diego, CA, owner of 171 shares of the Company's common stock; intends to present the following proposal at the 2007 Annual Meeting for action by the stockholders.

Resolved, the shareholders of AT&T hereby request that the Board of Directors initiate the appropriate process to amend the Company's governance documents (certificate of incorporation or bylaws) to provide that directors shall be elected by the affirmative vote of the majority of the shares represented in person or by proxy, provided that if the number of nominees exceeds the number of directors to be elected, then the directors shall be elected by a vote of a plurality of the shares represented.

Supporting Statement: Our Company currently uses the plurality vote standard to elect directors, as permitted under Delaware corporation law. As a result, in uncontested elections a director can be elected with as little as one single affirmative vote, even if 99.99 % of the shares voted "withhold" support from that nominee.

While this undemocratic standard works to ensure the election of the entire Board slate in an uncontested election, it denies shareholders a meaningful role in the director election process.

This proposal asks the Board to amend the Company's bylaws to require that at least in uncontested elections, nominees must receive a majority of the votes cast in order to be elected or re-elected.

We believe that a majority vote standard for directors is particularly appropriate at AT&T. Our Board has been widely criticized for excessive CEO pay relative to performance. The Corporate Library's Board Analyst Service gave AT&T's Board an "F" for its compensation policies and a "D" for overall effectiveness in 2005. Both Business Week and Forbes gave AT&T one of the lowest ratings for CEO pay relative to shareholder return in 2004.

In a special report last year ("Pay for Failure: The Compensation Committees Responsible") the Corporate Library singled out AT&T as one of 11 large companies "where the disconnect between pay and performance is particularly stark." The study concluded that [t]oo much of the current and future compensation at AT&T is either fixed, or based on the wrong performance metrics," which "do not necessarily translate into long-term growth in shareholder value.

Majority Vote Proposal, Page 2

The Counsel of Institutional Investors and many governance experts endorse this modest reform. Shareholders support for majority vote proposal averaged 48% at more than 80 companies during the first half of 2006, reports Institutional Shareholder Services, leading many Boards to adopt the policy voluntarily.

This proposal is not intended to limit the judgment of the Board as it implements this governance change. For instance, the Board should address the status of incumbent director nominees who fail to receive a majority vote, but whose absence would cause the Company to violate an exchange listing standard. A plurality voting standard can continue to apply in contested elections, when the number of nominees exceeds the available board seats.

Some companies have adopted policies requiring nominees who fail to receive majority support to tender their resignations. We believe this is inadequate because it presumes continued use of the plurality standard and gives boards overly-broad discretion to retain a director despite only minority shareholder support.

Please vote FOR this accountability reform.

EXHIBIT B

Exhibit 3-a

Effective November 17, 2006

AT&T INC.

Incorporated under the Laws of the State of Delaware, October 5, 1983

Bylaws

Article I

Stockholders

Section 1. Annual Meeting

An annual meeting of the stockholders, for the election of Directors to succeed those whose terms expire and for the transaction of such other business as may properly come before the meeting, shall be held at such place, on such date, and at such time as the Board of Directors shall fix each year.

Section 2. Special Meeting

Special meetings of the stockholders may be called at any time, either by the Board of Directors or by the Chairman of the Board, and the Chairman of the Board shall call a special meeting whenever requested in writing to do so by stockholders representing two-thirds of the shares of the corporation, then outstanding, and entitled to vote at such meeting. This request must specify the time, place and object of the proposed meeting. Only such business as is specified in the notice may be conducted at a special meeting of the stockholders.

Section 3. Notice of Meetings

Written notice of all meetings of the stockholders shall be given to each stockholder entitled to vote at such meeting not less than ten (10) nor more than sixty (60) days before the date on which the meeting is to be held. The notice shall state the place, date and hour of the meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail with postage thereon prepaid, addressed to the stockholder at his address as it appears on the stock transfer books of the corporation. Any previously scheduled meeting of the stockholders may be postponed by resolution of the Board of Directors upon public notice given prior to the time previously scheduled for such meeting of stockholders.

When a meeting is adjourned to another place, date, or time, written notice need not be given of the meeting when reconvened, if the place, date, and time thereof are announced at the meeting at which the adjournment is taken. If the date of the meeting to be reconvened is more than thirty (30) days after the date for which notice of the meeting was originally given or if a new record date is fixed for the meeting, written notice of the place, date and time of the meeting to be reconvened shall be given in conformity herewith. At any reconvened meeting, any business may be transacted that might have been transacted at the original meeting.

Section 4. Quorum

At any meeting of the stockholders, the holders of forty percent (40%) of all of the shares of the stock entitled to vote at the meeting, present in person or by proxy, shall constitute a quorum for the transaction of business.

If a quorum shall fail to attend any meeting, the chairman of the meeting or the holders of a majority of the shares of the stock entitled to vote who are present, in person or by proxy, may adjourn the meeting to another place, date, or time.

Section 5. Organization

The Chairman of the Board, or a Director or officer as the Chairman of the Board may designate, shall act as chairman of the stockholders' meeting. The chairman of the meeting shall designate an officer to act as a secretary for the meeting in the absence of the corporation's Secretary.

Section 6. Proxies and Voting

At any meeting of the stockholders, every stockholder entitled to vote may vote in person or by proxy.

Each holder of common stock represented in person or by proxy at any such meeting and entitled to vote on a matter shall have one vote on such matter for every share of common stock that is registered in the stockholder's name on the record date for the meeting.

All voting may be by a voice vote, provided that upon demand of a stockholder entitled to vote in person or by proxy, a recorded vote of all shares of stock at the meeting shall be taken.

All matters, except as provided below, shall be determined by a majority of the votes cast, unless a greater number is required by law or the Certificate of Incorporation for the action proposed. In an election of Directors, each Director shall be elected by the vote of the majority of the votes cast with respect to that Director's election. If a nominee for Director is not elected and the nominee is an incumbent Director, the Director shall promptly tender his or her resignation to the Board of Directors, subject to acceptance by the Board of Directors. The Corporate Governance and Nominating Committee will make a recommendation to the Board of Directors as to whether to accept or reject the tendered resignation, or whether other action should be taken. The Board of Directors will act on the tendered resignation, taking into account the Corporate Governance and Nominating Committee's recommendation, and publicly disclose (by a press release, a filing with the Securities and Exchange Commission or other broadly disseminated means of communication) its decision regarding the tendered resignation and the rationale behind the decision within ninety (90) days from the date of the certification of the election results. The Corporate Governance and Nominating

Committee in making its recommendation and the Board of Directors in making its decision may each consider any factors or other information that they consider appropriate and relevant. Any Director who tenders his or her resignation in accordance with this Section will not participate in the recommendation of the Corporate Governance and Nominating Committee or the decision of the Board of Directors with respect to his or her resignation.

If the number of persons properly nominated for election as Directors as of the date that is ten (10) days before the record date for determining stockholders entitled to notice of or to vote at such meeting shall exceed the number of Directors to be elected, then the Directors shall be elected by a plurality of the votes cast.

For purposes of this Section, a majority of votes cast shall mean that the number of shares voted "for" a matter or "for" the election of a Director exceeds the number of votes cast "against" such matter or "against" the election of such Director.

Section 7. Nomination of Directors

Only persons who are nominated in accordance with the following procedures shall be eligible for election as Directors. Nomination of persons for election to the Board of Directors may be made at any annual meeting of stockholders (a) by or at the direction of the Board of Directors or any duly authorized committee thereof or (b) by any stockholder of the corporation entitled to vote for the election of Directors at the annual meeting. In addition to any other applicable requirements, a nomination made by a stockholder shall be pursuant to timely notice in proper written form to the Secretary of the Corporation.

To be timely, a stockholder's notice to the Secretary must be received at the principal executive offices of the corporation not later than the close of business on the ninetieth (90th) day, nor earlier than the close of business on the one hundred twentieth (120th) day, prior to the first anniversary of the preceding year's annual meeting (provided, however, that in the event that the date of the annual meeting is more than thirty (30) days before or more than seventy (70) days after such anniversary date, notice by the stockholder must be so delivered not earlier than the close of business on the one hundred twentieth (120th) day prior to such annual meeting and not later than the close of business on the later of the ninetieth (90th) day prior to such annual meeting or the tenth (10th) day following the day on which public announcement of the date of such meeting is first made by the corporation). In no event shall the public announcement of an adjournment or postponement of an annual meeting commence a new time period (or extend any time period) for the giving of a stockholder's notice as described above.

To be in proper written form, a stockholder's notice to the Secretary must set forth (a) as to each person whom the stockholder proposes to nominate for election as Director (i) the name, age, business address, and residence address of the person, (ii) the principal occupation or employment of the person, (iii) the class or series and number of shares of capital stock of the corporation which are owned beneficially or of record by the person, and (iv) any other information relating to the person that is required to be disclosed in solicitations of proxies for election of Directors pursuant to Section 14 of the Securities Exchange Act of 1934, as amended, and (b) as to the stockholder giving the notice (i) the name and record address of such stockholder, (ii) the class or series and number of shares of capital stock of the corporation which are owned beneficially or of record by such stockholder, and (iii) any other information relating to such stockholder that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitation of proxies for the election of Directors pursuant to Section 14 of the Securities Exchange Act of 1934, as amended. Such notice must be accompanied by a written consent of each proposed nominee to being named as a nominee and to serve as a Director if elected.

No person shall be eligible for election as a Director of the corporation unless nominated in accordance with the procedures set forth in this Section 7. If the Chairman determines that a nomination was not made in accordance with the foregoing procedure, the Chairman shall declare to the meeting that the nomination was defective and such defective nomination shall be disregarded.

Section 8. Conduct of Annual Meeting

No business may be transacted at an annual meeting of stockholders, other than business that is either (a) specified in the notice of meeting (or any supplement thereto) given by or at the direction of the Board of Directors (or any duly authorized committee thereof), (b) otherwise properly brought before the meeting by or at the direction of the Board of Directors (or any duly authorized committee thereof), or (c) otherwise properly brought before the meeting by a stockholder as of the record date for the determination of stockholders entitled to vote at such annual meeting. In addition to any other applicable requirements for business to be properly brought before an annual meeting by a stockholder, such stockholder must have given timely notice thereof in proper written form to the Secretary of the Corporation.

To be timely, a stockholder's notice to the Secretary must be received at the principal executive offices of the corporation not later than the close of business on the ninetieth (90th) day, nor earlier than the close of business on the one hundred twentieth (120th) day, prior to the first anniversary of the preceding year's annual meeting (provided, however, that in the event that the date of the annual meeting is more than thirty (30) days before or more than seventy (70) days after such anniversary date, notice by the stockholder must be so delivered not earlier than the close of business on the one hundred twentieth (120th) day prior to such annual meeting and not later than the close of business on the later of the ninetieth (90th) day prior to such annual meeting or the tenth (10th) day following the day on which public announcement of the date of such meeting is first made by the corporation). In no event shall the public announcement of an adjournment or postponement of an annual meeting commence a new time period (or extend any time period) for the giving of a stockholder's notice as described above.

The foregoing notice requirements of this Section shall be deemed satisfied by a stockholder if the stockholder has notified the corporation of his or her intention to present a proposal at an annual meeting in compliance with applicable rules and regulations promulgated under the Exchange Act and such stockholder's proposal has been included in a proxy statement that has been prepared by the corporation to solicit proxies for such annual meeting.

To be in proper written form, stockholder's notice to the Secretary must set forth, as to each matter such stockholder proposes to bring before the annual meeting, (i) a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting, (ii) the name and record address of such stockholder, (iii) the class or series and number of shares of capital stock of the corporation which are owned beneficially or of record of such stockholder, and (iv) any material interest of the stockholder in such business.

No business shall be conducted at the annual meeting of stockholders except in accordance with the procedures set forth in this Section 8; provided, however, that nothing in this Section 8 shall be deemed to preclude discussion by any stockholder of any business properly brought before the annual meeting. If the Chairman determines that business was not properly brought before the annual meeting in accordance with the foregoing procedures, the Chairman shall declare to the meeting that the business was not brought properly before the meeting and such business shall not be transacted.

Article II

Board of Directors

Section 1. Number and Terms of Office

The business and affairs of the corporation shall be under the direction of a Board of Directors. The number of Directors shall be set from time to time by a majority vote of the total number of Directors then serving in office.

The terms of office of all Directors who are in office immediately prior to the closing of the polls for the election of Directors at the 2005 annual meeting of stockholders shall expire at such time. At each annual meeting of stockholders beginning with the 2005 annual meeting of stockholders, the Directors shall be elected to hold office until the next annual meeting of stockholders and until their respective successors shall have been duly elected and qualified, subject, however, to prior death, resignation, retirement, disqualification or removal from office.

Section 2. Increases and Decreases in Directors

The Board of Directors may increase or decrease the number of Directors as provided in Section 1 of this Article II. Any vacancies created by an increase in the number of Directors shall be filled as provided in Section 3 of this Article II.

Section 3. Vacancies and Newly Created Directorships

Vacancies and newly created directorships resulting from an increase in the authorized number of Directors may be filled by a majority of Directors then in office.

Section 4. Regular Meetings

Regular meetings of the Board of Directors shall be held at such place or places, on such date or dates, and at such time or times as shall be established by the Board of Directors. A notice of each regular meeting shall not be required.

Section 5. Special Meetings

Special meetings of the Board of Directors may be called by one-third of the Directors or by the Chairman of the Board and shall be held at such place, on such date, and at such time as the Directors calling the meeting or the Chairman of the Board shall fix. Notice of a special meeting shall be given to each Director in any of the following ways: in person, by telephone or by delivery of a written notice or facsimile communication to the Director's business or residence. Notice given in writing or by facsimile communication to the Director's business or residence must be delivered at least twenty-four (24) hours before such meeting. Notice given by telephone or in person shall be given at least twelve (12) hours prior to the time set for the meeting. Neither the business to be transacted at, nor the purpose of, any meeting of the Board of Directors need be specified in the notice of such meeting. A written waiver of any notice, signed by a Director, whether before or after the time of the event for which notice is to be given, shall be equivalent to the notice required to be given to such person.

Section 6. Quorum

At any meeting of the Board of Directors, a majority of the total number of the Directors shall constitute a quorum.

Section 7. Committees of the Board of Directors

The corporation elects to be governed by the provisions of Section 141(c)(2) of the General Corporation Law of the State of Delaware, as amended effective July 1, 1996. The Board of Directors may from time to time designate committees of the Board of Directors, with such lawfully delegable powers and duties as it thereby confers, to serve at the pleasure of the Board of Directors and shall elect a Director or Directors to serve as the member or members, designating, if it desires, other Directors as alternate members who may replace any absent or disqualified members at any meeting of the committee. Any committee so designated may exercise the power and authority of the Board of Directors as permitted by law. In the absence or disqualification of any member of any committee and any alternate member designated to replace such member, the members of the committee present at the meeting and not disqualified from voting may by unanimous vote appoint another member of the Board of Directors to act at the meeting in the place of the absent or disqualified member. Meetings of a committee may be set by the committee or may be called by one-third of the Directors then serving on the committee, the chairman of the committee, or the Chairman of the Board and shall be held at such place, on such date, and at such time as the person or persons calling the meeting shall fix. Notice of a committee meeting shall be given to a Director in any of the following ways: in person, by telephone or by delivery of a written notice or facsimile communication to the Director's business or residence. Notice given in writing or by facsimile communication to the Director's business or residence must be delivered at least twenty-four (24) hours before such meeting. Notice given by telephone or in person shall be given at least twelve (12) hours prior to the time set for the meeting. Neither the business to be transacted at, nor the purpose of, any meeting of a committee need be specified in the notice of such meeting. A written waiver of any notice, signed by a Director, whether before or after the time of the event for which notice is to be given, shall be equivalent to the notice required to be given to such person. No notice is required if a committee meeting is set by the committee.

If not otherwise fixed by the Board of Directors, the number of members making up a committee shall equal the number of Directors then serving on the committee from time to time. At any meeting of a committee, a majority of the number of Directors then serving on the committee shall constitute a quorum.

Each committee may determine procedural rules for the conduct of its meetings and business, and shall act in accordance therewith, unless otherwise provided by the Board of Directors in the resolution establishing the committee.

Article III

Officers of the Company

Section 1. Generally

The officers of the corporation shall consist of a Chairman of the Board, a President, one or more Vice Presidents, a Secretary, a Treasurer, and a Vice President-Chief Financial Officer appointed by the Board of Directors. The Board of Directors may also appoint one or more Assistant Secretaries, Assistant Treasurers, and such other officers and agents as the Board of Directors may desire. Officers shall be appointed by the Board of Directors at its first meeting after every annual meeting of stockholders. Each officer or agent appointed by the Board of Directors shall hold office until a successor is elected and qualified or until such person's earlier resignation or removal. Any number of offices may be held by the same person.

Section 2. Duties of the Chairman of the Board

The Chairman of the Board shall preside at all meetings of the stockholders and of the Board of Directors.

Unless otherwise directed by the Board of Directors, the Chairman of the Board, or such other officer or agent as the Chairman of the Board may designate, shall have authority to vote and otherwise act on behalf of the corporation, in person or by proxy, at any meeting of stockholders, or with respect to any action of stockholders of any other corporation in which this corporation may hold securities, and otherwise to exercise any and all rights and powers that this corporation may possess by reason of its ownership of securities in any other corporation.

Section 3. Duties of the President

The President shall perform the duties as usually pertain to the office and such other duties as may from time to time be assigned.

Section 4. Duties of Vice Presidents

Each Vice President shall perform the duties as usually pertain to the office to which appointed and such other duties as may from time to time be assigned.

Section 5. Duties of Secretary and Assistant Secretaries

The Secretary shall make a record of the proceedings of all meetings of the stockholders, Board of Directors and any committee of Directors, in books to be kept for that purpose. The Secretary shall also give and publish all necessary notices of all meetings, have custody of the corporate seal and affix it when authorized, and preserve and keep all general contracts, papers and documents. In general, the Secretary shall perform all duties incident to the office of Secretary and such other duties as from time to time may be assigned.

Each Assistant Secretary shall perform such duties of the Secretary as may from time to time be assigned.

Section 6. Duties of Treasurer and Assistant Treasurers

The Treasurer shall have charge of all monies, funds and securities which may come into the Treasurer's possession, maintain deposits of the corporation's monies and funds in such depositories as the Board of Directors, the Chairman of the Board or the President shall approve, make disbursements of such monies and funds under direction of the Board of Directors, the Chairman of the Board, or the President, keep an account of all receipts and disbursements, and make such reports as may be required. The Treasurer shall also maintain a record of the outstanding shares of stock in the corporation, a stock transfer record and a list of the stockholders of the corporation. In general, the Treasurer shall perform all duties incident to the office of Treasurer and such other duties as from time to time may be assigned.

Each Assistant Treasurer shall perform such duties of the Treasurer as may from time to time be assigned.

Section 7. Duties of the Vice President-Chief Financial Officer

The Vice President-Chief Financial Officer shall be the principal officer in charge of the accounts of the corporation and shall perform all duties incident to the office of Vice President-Chief Financial Officer and such other duties as from time to time may be assigned.

Section 8. Delegation of Authority

The Board of Directors may from time to time assign or delegate the powers, authorities or duties of the Chairman of the Board, the President or any officer or agent to any other officers or agents, notwithstanding any provision hereof.

Article IV

Indemnification

The corporation shall indemnify any person who was or is a party or is threatened to be made a party to any action, suit or proceeding, whether civil, criminal, administrative or investigative (including any action or suit by or in the right of the corporation) by reason of the fact that such person is or was a Director, officer or employee of the corporation, or, while such person is or was a Director, officer or employee of the corporation, such person is or was serving at the request of the corporation as a Director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses (including attorneys' fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit, or proceeding, but in each case only if and to the extent permitted under applicable state or federal law.

The indemnification provided herein shall not be deemed exclusive of any other rights to which those indemnified may be entitled, and shall continue as to a person who has ceased to be a Director, officer, employee, or agent, and shall inure to the benefit of the heirs and personal representatives of such a person.

Article V

Stock

Section 1. Stock Certificates; Uncertificated Shares

The shares of the corporation shall be represented by certificates, provided that the Board of Directors of the corporation may provide by resolution or resolutions that some or all of any or all classes or series of its stock shall be uncertificated shares. Any such resolution shall not apply to shares represented by a certificate until such certificate is surrendered to the corporation. Notwithstanding the adoption of such a resolution by the Board of Directors, every holder of stock represented by certificates and upon request every holder of uncertificated shares shall be entitled to have a certificate signed by, or in the name of the corporation by the Chairman or Vice-Chairman of the Board of Directors, or the President or Vice-President, and by the Treasurer or an Assistant Treasurer, or the Secretary or an Assistant Secretary of such corporation representing the number of shares registered in certificate form. Any or all of the signatures on the certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the corporation with the same effect as if he or she were such officer, transfer agent or registrar at the date of issue.

Section 2. Transfers of Stock

Transfers of stock shall be made only on the stock transfer record of the corporation and upon surrender of the certificate previously issued therefore which is outstanding and not canceled, except in the case of uncertificated shares.

Section 3. Transfer on Death Directions

At the request of a stockholder residing in a state that permits transfer on death directions by law, the Treasurer shall record on the stockholder's certificate, or, in the case of uncertificated shares, upon the account statements evidencing the shares, a direction to transfer the stockholder's interest in the corporation to a person designated by the stockholder on death of the stockholder. The Treasurer shall execute such direction upon proof of death of the stockholder, surrender of the outstanding certificate with the direction written thereon, and under such regulations as may be prescribed by the Treasurer.

Article VI

Miscellaneous

Section 1. Facsimile Signatures

In addition to the provision for the use of facsimile signatures on stock certificates as provided in Section 1 of Article V, facsimile signatures of any officer or officers of the corporation may be used whenever and as authorized by the Board of Directors.

Section 2. Corporate Seal

The Board of Directors shall provide a suitable seal for the corporation that contains the name of the corporation and the state of incorporation, which seal shall be kept by the Secretary.

Section 3. Fiscal Year

The fiscal year of the corporation shall be identical with the calendar year unless otherwise established by the Board of Directors.

Section 4. Time Periods

In applying any provision of these Bylaws which requires that an act be done or not be done in a specified number of days prior to an event, or that an act be done during a period of a specified number of days prior to an event, calendar days shall be used. The day of the doing of the act shall be excluded and the day of the event shall be included.

Article VII

Amendments

These Bylaws may be amended or repealed in accordance with the Certificate of Incorporation by the Board of Directors at any meeting or by the stockholders at any meeting.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 18, 2007

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: AT&T Inc.
Incoming letter dated November 30, 2006

The proposal requests that the board initiate the appropriate process to amend the company's governance documents (certificate of incorporation or bylaws) to provide that directors shall be elected by the affirmative vote of the majority of the shares represented in person or by proxy.

There appears to be some basis for your view that AT&T may exclude the proposal under rule 14a-8(i)(10). Accordingly, we will not recommend enforcement action to the Commission if AT&T omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which AT&T relies.

Sincerely,

Amanda McManus

Amanda McManus
Attorney-Adviser

END